

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2019

Nathan J. Mazurek
Chief Executive Officer
Pioneer Power Solutions, Inc.
400 Kelby Street, 12th Floor
Fort Lee, New Jersey 07024

   Re: Pioneer Power Solutions, Inc.
    Preliminary Merger Information Statement on Schedule 14C
    Filed July 3, 2019
    File No. 001-35212

Dear Mr. Mazurek:

  We have limited our review of your filing to the issue we have addressed in our comments In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Preliminary Merger Information Statement on Schedule 14C filed July 3, 2019

Will Pioneer Power's common stock remain listed on NASDAQ if the Equity Transaction is completed?, page 11

1. We note your disclosure that "[b]ecause the size of Pioneer Power's operating business will be reduced following the consummation of the Equity Transaction, Pioneer Power may be notified that, in NASDAQ's view, Pioneer Power no longer satisfies the continued listing standards of NASDAQ, and that Pioneer Power's common stock will be delisted pursuant to NASDAQ's authority under NASDAQ Listing Rule 5101." Given your reference to Rule 5101, please tell us, with a view towards revised disclosure if appropriate, if there are factors other than your reduced size under Rule 5101 that could cause you to be delisted. Also, clarify the criteria which you must satisfy to maintain continued listing on NasdaqCM and whether, in light of your expected operations following the Equity Transaction, you expect to satisfy those criteria.

The Equity Transaction
Accounting Treatment , page 41

2.   Please revise to include the company's financial information called for by Item 13(a) of
        Schedule 14A. This includes the company's audited financial statements for the two most
        recent fiscal years plus unaudited interim periods. You may incorporate by reference
        these financial statements if you meet the requirements outlined in Item 13(b) of Schedule
        14A. Refer to Item 1 of Schedule 14C.

3.   Under Item 1 of Schedule 14C, a company must furnish the information called for by all
        of the items of Schedule 14A of Regulation 14A which would be applicable to any matter
        to be acted upon at the meeting if proxies were to be solicited in connection with the
        meeting. Please revise to include the financial information called for by Items 13 and
        14(a)(4) of Schedule 14A for the sale of Electrogroup, Jefferson and JE Mexico. This
        includes the unaudited financial statements of Electrogroup, Jefferson and JE Mexico for
        the two most recent fiscal years plus interim periods and pro forma financial information
        giving effect to disposals for the latest complete fiscal year and subsequent interim period.
        If the disposal qualifies as a discontinued operation, the pro forma operating information
        should be presented for each of the past two years and interim periods. Refer also to Rule
        8-04 of Regulation S-X and the Division of Corporation Finance's July 2001 Interim
        Supplement to Publicly Available Telephone Interpretations, Section H6
        at http://www.sec.gov/interps/telephone/phonesupplement3.htm.

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

        You may contact Tara Harkins at (202) 551-3639 or Kevin Kuhar, Accounting Branch
Chief, at (202) 551-3662 if you have questions regarding comments on the financial statements
and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Geoff Kruczek, Special
Counsel, at (202) 551-3641 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Electronics and Machinery

cc: Rick A. Werner, Esq.